Exhibit 99.4

Interxion Holding NV

Annual Report 2010

Contents

Director’s Report	3
Corporate Governance	7
Financial Statements	8
Consolidated Income Statement	9
Consolidated Statement of Comprehensive Income	9
Consolidated Balance Sheet	10
Consolidated Statement of Changes in Shareholders’ Equity	11
Consolidated Statement of Cash Flows	12
Notes to the 2010 Consolidated Financial Statements	13
Interxion Holding N.V. Company financial statements (Dutch GAAP)	52
Company Balance Sheet	53
Company Income Statement	54
Notes to the 2010 Company Financial Statements	55
Other Information	58
Appropriation of Result	59
Proposed Appropriation of Results for the Year 2010	59
Independent Auditor’s report	60

DIRECTOR’S REPORT

Overview

2010 was a landmark year for Interxion. We continued to record double-digit growth across all key performance indicators, phased new builds and successfully expanded our data center footprint in five cities, and took the initial steps in our strategy of transforming our balance sheet. The results are a demonstration of continuing solid and consistent performance: the Company has now delivered 17 consecutive quarters of growth in revenue and adjusted EBITDA.

2010 financial highlights:

•	Revenue increased by 21%, to €208.4 million (2009: €171.7 million) – on a “constant-currency” basis, revenue increased by 20%;

•	Adjusted EBITDA increased by 26%, to €79.2 million (2009: €62.7 million);

•	Adjusted EBITDA margin improved to 38.0% (2009: 36.5%);

•	Net profit (profit for the year attributable to shareholders) was €14.7 million (2009: €26.5 million);

•	The Company issued €260 million in Senior Secured Notes.

In January 2011, the Company successfully completed an Initial Public Offering (IPO) on the New York Stock Exchange. The transaction resulted in the issue of 23 million shares; of these, 16 million were issued by, and raised approximately €138.6 million in net proceeds for, the Company. The proceeds of the IPO, as well as the net proceeds from the offer of Notes, will enable us to continue to satisfy the strong demand for our services – from new as well as existing customers. We believe that there continues to be considerable opportunity in the market, and that our competitive advantage and strategy will enable us to drive growth and shareholder value.

Overview of the market

Our business model continues to benefit from the growth in access to broadband Internet (fixed and mobile) and Internet traffic, the evolution to cloud computing, and the use of customer-facing hosted applications. These trends have all contributed to, and will continue to drive, increased demand for our high-quality, carrier-neutral colocation data-center services.

Our 28 data centers in 11 countries collectively house 18 European Internet exchanges which, together with more than 350 carriers and ISPs, create critical exchange points for Internet traffic. They enable more-than 1,200 customers to protect, connect, process and distribute their valuable information, and to connect to a broad range of telecommunications carriers and Internet service providers, as well as to other customers. By acting as content and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, content, applications and media among carriers and customers, our data centers create an environment that we refer to as a community of interest. These communities of interest attract more carriers and customers seeking to access the participants which, in turn, make our communities of interest more attractive.

In addition, demand is reinforced by our customers’ desires to improve their financial returns by converting the significant capital outlay, which would be involved in building and managing in-house data centers, to the operational expense of the outsourced model while, at the same time, taking advantage of the economies of scale, operational efficiencies and service improvements our carrier-neutral data center services offer.

The majority of new business continues to be won from existing customers and, with recurring revenue representing 93% of total revenue, visibility continues to be solid. This confirms our strategy of obtaining “magnetic” customers and applications in our targeted segments that benefit from the communities of interest created by our carrier-neutral colocation data-center model. In 2010, growth was strong across our entire pan-European operation: combined revenue in France, Germany, The Netherlands and the United Kingdom increased by 23%, and grew, in aggregate, by 19% in the other seven European countries in which we operate.

Expanding our facilities

During the year, we continued to meet customer demand by investing in the expansion of our data centers. Capital expenditure of €98.2 million (2009: €100.0 million) resulted in Equipped Space of approximately 61,000 square meters at the end of the year. This increase of approximately 6,200 square meters included the completion of phased new builds in Dublin and Frankfurt, and site expansions in Amsterdam, Zurich, and London.

We expect to continue to invest as we expand our data center footprint and increase our Equipped Space, based on demand from our customers and from our target customer segments. We have successfully raised funds to support our expansion plan: in a difficult market in 2010, we issued €260 million 9.50% Senior Secured Notes due 2017.

Since the end of the year – in January 2011 – the Company successfully completed a listing on the New York Stock Exchange. As a result of the IPO and the €260 million pre-IPO refinancing of our debt, we have further strengthened our balance to support our strategy and growth.

Improved connectivity

During the year, we continued to improve strategic connectivity options for our customers through investment and partnerships. The largest Internet exchange in Paris, FranceIX, began operating from our data center during the year, and we announced a partnership with CENX, Inc. – operator of the world’s first Carrier Ethernet Exchanges – to launch a pan-European Carrier Neutral Ethernet Exchange service, which successfully started in London.

We announced the opening of 13 dedicated Cloud Hubs, to complement our Financial Hubs, in key consumer and business population centers within the geographic area in which we operate. These Cloud Hubs provide customers with exceptional network density; access to large communities of hosters, service providers and enterprises; and integrated Cloud Test Lab environments. Interxion Cloud Hubs both service providers that operate their own cloud platforms, and those enterprises that are building private clouds, are able to colocate their equipment close to leading public cloud and content delivery networks, and to interconnect with them to deliver the best possible experience for their end users. At the same time, they can use our Cloud Test Lab environments to develop, test and launch new services, and to interconnect – and collaborate with – a large and growing community of cloud-related service providers.

The 18 internet exchanges, and 350-plus carriers and ISPs housed in our data centers across Europe, provide the best-connected environment of any data-center operator in Europe. We will continue to leverage our highly-connected environments with segmented and integrated Hubs to deliver significant benefits to our customers and to create the opportunity for them to take advantage, easily and cost effectively of the available connectivity.

Operations

During 2010 we continued to invest in the business: in people, services, operational processes and in our strategy of expanding our data centers. We will continue to invest in these areas as we seek to deliver sustainable growth and maintain our commitment to providing the highest levels of customer service. Equally, however, we will continue our stringent management of costs which, in 2010, resulted in growth in a 26% growth in adjusted EBITDA, to €79.2 million, and an improved adjusted EBITDA margin of 38.0%.

We built on the Company’s successful ISO 27001 (Information Security and Business Continuity) accreditation when we achieved the highly-credited BS 25999 (Business Continuity Management) certification. These certifications underline Interxion’s commitment to preserving the confidentiality, integrity, and availability the physical and electronic information assets managed by the business.

Outlook

Interxion is well positioned for continued growth in 2011: it is well established as a leading European data center services provider, it operates in an industry that not only has high barriers to entry, but also enjoys buoyant demand, driven by increased Internet traffic and continuing growth in unified communications, such as mobile data access and video.

Our carrier-neutral colocation service is of particular value to those customers that have response-time sensitive applications. Our high level of connectivity enables customers to lower their telecommunications costs and to reduce latency by selecting the most cost-effective, reliable and convenient carriers at each data center and by migrating efficiently between carriers. More importantly, it also enables them to increase the value of the service they provide their customers.

Our strategy is unchanged: we will continue to target “magnetic” customers in high-growth segments; increase our share of spend from existing customers; and maintain a disciplined investment approach in expanding our data center capacity. We will maintain our focus on fostering the customer communities of interest that are housed at our data centers, and on generating value for them, by providing diversified connectivity options, sector-specific services, and networking and referral programs.

We enter 2011 with a strong balance sheet to support our growth. We are well positioned to continue our expansion efforts in 2011, and we are optimistic that the market we serve, the value proposition we offer to our customers and our strategy will continue to position us well for the coming years.

I thank our customers for their business and loyalty, our investors for their support and, particularly, my fellow employees for their dedicated service and an outstanding year of achievement in 2010.

/s/ David C. Ruberg

David C. Ruberg

(Chief Executive Officer, Vice-Chairman and Executive Director)

Schiphol-Rijk, May 11, 2011

CORPORATE GOVERNANCE

In January 2011, the Company successfully offered shares at the New York Stock Exchange (‘NYSE’) under the ticker symbol ‘INXN’. As a result of this event, the Company is preparing itself for the Dutch Corporate Governance Code for the year 2011, except where it conflicts with NYSE rules.

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

		For the years ended December 31
	Note	2010	2009	2008
		(€’000)
Revenue	5	208,379	171,668	138,180
Cost of sales	5,6	(91,154)	(78,548)	(63,069)

Gross profit		117,225	93,120	75,111
Other income	5	425	746	2,291
Sales and marketing costs	5,6	(15,072)	(11,253)	(9,862)
General and administrative costs	5,6,9	(55,892)	(50,628)	(35,352)

Operating profit	5	46,686	31,985	32,188
Finance income	7	582	536	1,166
Finance expense	7	(30,026)	(6,784)	(4,879)

Profit before taxation		17,242	25,737	28,475
Income tax benefit	8	(2,560)	715	8,899

Profit for the year attributable to shareholders		14,682	26,452	37,374

Earnings per share post 5:1 reverse stock split:
Basic earnings per share: (€)	14	0.33	0.60	0.87
Diluted earnings per share: (€)	14	0.31	0.57	0.81

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the years ended December 31
	2010	2009	2008
	(€’000)
Profit for the year attributable to shareholders	14,682	26,452	37,374
Foreign currency translation differences	4,520	1,347	(4,322)

Total comprehensive income	19,202	27,799	33,052

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET

		As at December 31
	Note	2010	2009	2008
		(€’000)
Non-current assets
Property, plant and equipment	9	342,420	275,960	208,206
Intangible assets	10	6,005	3,642	2,801
Deferred tax assets	8	39,841	39,585	38,204
Other non-current assets	11	3,709	1,220	1,096

		391,975	320,407	250,307
Current assets
Trade and other current assets	11	55,672	55,610	49,874
Cash and cash equivalents	12	99,115	32,003	61,775

		154,787	87,613	111,649

Total assets		546,762	408,020	361,956

Shareholders’ equity
Share capital	13	4,434	4,434	4,364
Share premium	13	321,078	319,388	317,806
Foreign currency translation reserve	13	4,933	413	(934)
Accumulated deficit	13	(175,176)	(189,858)	(216,310)

		155,269	134,377	104,926
Non-current liabilities
Trade payables and other liabilities	15	7,795	8,227	8,957
Deferred tax liability	8	660	—	—
Provision for onerous lease contracts	16	13,260	15,844	18,367
Borrowings	17	257,403	128,678	107,384

		279,118	152,749	134,708
Current liabilities
Trade payables and other liabilities	15	106,038	91,029	93,946
Current tax liabilities		868	376	128
Provision for onerous lease contracts	16	3,073	3,068	4,545
Borrowings	17	2,396	26,421	23,703

		112,375	120,894	122,322

Total liabilities		391,493	273,643	257,030

Total liabilities and shareholders’ equity		546,762	408,020	361,956

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Note	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
	(€’000)
Balance at January 1, 2010		4,434	319,388	413	(189,858)	134,377
Profit for the period		—	—	—	14,682	14,682
Total other comprehensive income		—	—	4,520	—	4,520
Total comprehensive income		—	—	4,520	14,682	19,202
Exercise of options		—	6	—	—	6
Share-based payments	19	—	1,684	—	—	1,684
Total contribution by and distributions to owners of the Company		—	1,690	—	—	1,690

Balance at December 31, 2010		4,434	321,078	4,933	(175,176)	155,269

Balance at January 1, 2009		4,364	317,806	(934)	(216,310)	104,926
Profit for the period		—	—	—	26,452	26,452
Total other comprehensive income		—	—	1,347	—	1,347
Total comprehensive income		—	—	1,347	26,452	27,799
Exercise of options		70	632	—	—	702
Share-based payments	19	—	950	—	—	950
Total contribution by and distributions to owners of the Company		70	1,582	—	—	1,652

Balance at December 31, 2009		4,434	319,388	413	(189,858)	134,377

Balance at January 1, 2008		4,274	315,180	3,388	(253,684)	69,158
Profit for the period		—	—	—	37,374	37,374
Total other comprehensive income		—	—	(4,322)	—	(4,322)
Total comprehensive income		—	—	(4,322)	37,374	33,052
Issue of preference shares		90	966	—	—	1,056
Share-based payments	19	—	1,660	—	—	1,660
Total contribution by and distributions to owners of the Company		90	2,626	—	—	2,716

Balance at December 31, 2008		4,364	317,806	(934)	(216,310)	104,926

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the years ended December 31
	Note	2010	2009	2008
		(€’000)
Profit for the year		14,682	26,452	37,374
Depreciation and amortization	9	31,108	21,960	15,083
Impairments	9	—	—	489
Provision for onerous lease contracts	16	(3,157)	950	(1,919)
Share-based payments	19	1,684	950	1,660
Abandoned transaction costs	5	—	4,841	—
Net finance expense		29,444	6,248	3,713
Income tax expense	8	2,560	(715)	(8,899)

		76,321	60,686	47,501

Movements in trade and other current assets		511	(11,151)	(18,421)
Movements in trade and other liabilities		8,476	9,051	10,444

Cash generated from operations		85,308	58,586	39,524

Interest and fees paid		(9,980)	(7,373)	(4,194)
Interest received		390	583	1,001
Income tax paid		(1,339)	(418)	(340)

Net cash flows from operating activities		74,379	51,378	35,991

Cash flow from investing activities
Purchase of property, plant and equipment		(98,171)	(99,979)	(91,123)
Disposal of property, plant and equipment		230	104	—
Purchase of intangible assets		(2,223)	(1,074)	(1,129)

Net cash flows from investing activities		(100,164)	(100,949)	(92,252)

Cash flow from financing activities
Proceeds from exercised options		6	702	1,056
Proceeds/(repayment) bank facilities		(159,046)	21,667	81,512
Proceeds from Senior Secured Notes and RCF		254,276	—	—
Other Borrowings		(2,488)	(2,605)	(511)

Net cash flows from financing activities		92,748	19,764	82,057
Effect of exchange rate changes on cash		149	35	131

Net movement in cash and cash equivalents		67,112	(29,772)	25,927
Cash and cash equivalents, beginning of year		32,003	61,775	35,848

Cash and cash equivalents, end of year	12	99,115	32,003	61,775

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE 2010 CONSOLIDATED FINANCIAL STATEMENTS

1	The Company

Interxion Holding N.V. (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. The consolidated financial statements of the Company for the year ended December 31, 2010 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier-neutral Internet data centers.

The financial statements were approved by the Board of Directors on May 11, 2011. The financial statements are subject to adoption by the General Meeting of Shareholders.

2	Basis of preparation

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) effective as at December 31, 2010 as issued by the Internal Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union, and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code, as far as applicable.

New and amended standards adopted by the Group

The adoption as of January 1, 2010 by the Group of the following new and amended standards did not have a material impact on the financial position or performance of the Group.

• IFRS 3R, “Business Combinations”	• IAS 39 “Financial Instruments: Recognition and Measurement” (April 2009 revisions)

• IFRS 2, “Share based payment”; group cash-settled share-based payment transactions	• IFRIC 17, “Distributions of Non-Cash Assets to Owners”, effective annual periods beginning on or after July 1, 2009

• IFRS 5, “Non-current assets held for sale and discontinued operations”	• IFRIC 9, “Reassessment of Embedded Derivatives”

Basis of measurement

The Group presents its consolidated financial statements in thousands of Euros. They are prepared on a going concern basis and under the historical cost convention except for certain financial instruments. The Company’s functional currency is the Euro.

The accounting policies set out below have been applied consistently by the Group entities and to all periods presented in these consolidated financial statements.

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on amounts recognized in the financial statements are discussed below:

Property, plant and equipment depreciation — Estimated remaining useful lives and residual values are reviewed annually. The carrying values of property, plant and equipment are also reviewed for impairment where there has been a triggering event by assessing the present value of estimated future cash flows and net realizable value compared with net book value. The calculation of estimated future cash flows and residual values is based on the Company’s best estimates of future prices, output and costs and is therefore subjective.

Costs of site restoration — Liabilities in respect of obligations to restore premises to their original condition are estimated at the commencement of the lease. The actual cost of these may be different depending upon whether the Group renews the lease.

Provision for onerous lease contracts — A provision is made for the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the leases. Where unused sites have been sublet or partly sublet, management has taken account of the contracted rental income to be received over the minimum sublease term, which meets the Group’s revenue recognition criteria in arriving at the amount of future losses.

Deferred taxation — Provision is made for deferred taxation at the rates of tax prevailing at the period-end dates unless future rates have been substantively enacted. Deferred tax assets are recognized where it is probable that they will be recovered based on estimates of future taxable profits for each tax jurisdiction. The actual profitability may be different depending upon local financial performance in each tax jurisdiction.

3	Significant accounting policies

The consolidated financial statements incorporate the financial statements of the Company and all entities in which a direct or indirect controlling interest exists. Subsidiaries are entities that are directly or indirectly controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Accounting policies used by subsidiaries for group reporting purposes are identical to the accounting policies of the Group.

With the exception of Stichting Administratiekantoor Management Interxion, all of the subsidiary undertakings of the Group as set out below are wholly owned. Unless otherwise stated, ownership is of ordinary shares.

•	Interxion HeadQuarters B.V., Amsterdam, the Netherlands;

•	Interxion Nederland B.V., Amsterdam, the Netherlands;

•	Interxion Trademarks B.V., Amsterdam, the Netherlands;

•	Interxion Österreich GmbH, Vienna, Austria;

•	Interxion Belgium N.V., Brussels, Belgium;

•	Interxion Denmark ApS, Copenhagen, Denmark;

•	Interxion France SAS, Paris, France;

•	Interxion Deutschland GmbH, Frankfurt, Germany;

•	Interxion Ireland Ltd, Dublin, Ireland;

•	Interxion Telecom SRL, Milan, Italy;

•	Interxion España SA, Madrid, Spain;

•	Interxion Sverige AB, Stockholm, Sweden;

•	Interxion (Schweiz) AG, Zurich, Switzerland;

•	Interxion Carrier Hotel Ltd., London, United Kingdom;

•	Interxion Real Estate Holding B.V., Amsterdam, the Netherlands;

•	Interxion Real Estate I B.V., Amsterdam, the Netherlands;

•	Interxion Operational B.V., Amsterdam, the Netherlands;

•	Centennium Detachering B.V., The Hague, the Netherlands (dormant);

•	Interxion Consultancy Services B.V., Amsterdam, the Netherlands (dormant);

•	Interxion Telecom B.V., Amsterdam, the Netherlands (dormant);

•	Interxion Trading B.V., Amsterdam, the Netherlands (dormant);

•	Interxion B.V., Amsterdam, the Netherlands (dormant);

•	Interxion Europe Ltd., London, United Kingdom (dormant);

•	Interxion Telecom Ltd., London, United Kingdom (dormant);

•	Stichting Administratiekantoor Management Interxion, Amsterdam, the Netherlands.

Foreign currency

The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and the financial position of each entity are expressed in Euros, which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in foreign currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. The income and expenses of foreign operations are translated to Euros at average exchange rates.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are expressed in Euros using exchange rates prevailing at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Exchange differences arising, if any, on net investments including receivables from or payables to a foreign operation for which settlement is neither planned nor likely to occur, are recognized directly in the foreign currency translation reserve (FCTR) within equity. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Derivative financial instruments

The Group may enter into derivative financial instruments (interest rate swaps) to manage its exposure to interest risk. Further details of derivative financial instruments are disclosed in Note 18. Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently re-measured to their fair value at the end of each reporting period. The fair value of interest rate swaps is based on broker quotes. Those quotes are tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date.

The resulting gain or loss is recognized in profit or loss immediately.

Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.

Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition or construction of the asset and comprises purchase cost, together with the incidental costs of installation and commissioning. These costs include external consultancy fees, borrowing costs, rent and associated costs and internal employment costs which are directly and exclusively related to the underlying asset. Where it is probable that the underlying property lease will not be renewed, the cost of self-constructed assets includes the estimated costs of dismantling and removing the items and restoring the site on which they are located.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized within income.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Depreciation is calculated from the date an asset becomes available for use and is written off on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment. Leased assets are depreciated on the same basis as owned assets over the shorter of the lease term and their useful lives. The principal periods used for this purpose are:

Data centers	10 – 15 years
Office buildings	10 – 15 years
Office equipment	3 – 5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Data centers consist of leasehold improvements and equipment or infrastructure for advanced environmental controls such as ventilation and air conditioning, specialized heating, fire detection and suppression equipment and monitoring equipment. Office buildings consist of office leasehold improvements and office equipment consists of furniture, computer equipment and software.

Intangible assets

Intangible assets represent computer software and other intangible assets. Other intangible assets principally consist of power grid rights (which are initially recognized at cost less accumulated amortization and accumulated impairment losses) and lease premiums (paid in addition to obtain rental contracts).

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of the intangible assets, but, if applicable, no longer than the length of the lease contract. Amortization methods, useful lives and residual values are reviewed at each reporting date.

The estimated useful lives are:

Lease premiums	12 years
Power grid rights	10 – 15 years
Computer software	3 – 5 years
Other	3 – 10 years

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original term of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired.

The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement.

When a trade receivable is uncollectable, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated at each reporting date.

The recoverable amount of an asset or cash-generating unit is the greater of either its value in use or its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are to reduce the carrying amount of the assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference share capital is classified as equity if it is non-redeemable and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Group’s shareholders.

Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized costs; with any difference between the proceeds (net of transaction costs) and the redemption value recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Provisions

A provision is recognized in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The discount rate arising on the provision is amortized in future years through interest.

A provision for site restoration is recognized when costs for restoring leasehold premises to their original condition at the end of the lease need to be made.

A provision for onerous lease contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

The provision is measured at the present value of the lower of either the expected cost of terminating the contract or the expected net cost of continuing with the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract.

Leases

Leases, where the Group assumes substantially all the risks and rewards of ownership, are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of either its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized on the Group’s balance sheet. Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum finance lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Segment reporting

The segments are reported in a manner consistent with internal reporting provided to the chief operating decision maker, identified as the Board of Directors. There are two segments: the first segment being France, Germany, the Netherlands and the United Kingdom and the second segment being Rest of Europe, which comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses such as corporate management, general and administrative expenses, loans and borrowings and related expenses and income tax assets and liabilities are stated in Corporate and other.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items presented as Corporate and other principally comprise provisions for onerous lease contracts and related revenue and expenses; loans and borrowings and related expenses; corporate assets and expenses (primarily the Company’s headquarters); and income tax assets and liabilities.

Segment capital expenditure is defined as the net cash outflows during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

EBITDA and Adjusted EBITDA, as well as recurring revenue, are additional indicators of our operating performance and are not required by, or presented in accordance with, IFRS. They are not intended as a replacement or alternative for measures such as cash flows from operating activities and operating profit as defined and required under IFRS. EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. Adjusted EBITDA is defined as EBITDA adjusted to exclude share-based payments, income (charge) attributable to a defined benefit scheme, exceptional and non-recurring items and include share of profits (losses) of non-group companies.

This information, provided to the chief operating decision maker, is disclosed to permit a more complete analysis of our operating performance. Exceptional items are those significant items that are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance. EBITDA and Adjusted EBITDA, as calculated here, may not be comparable to similarly titled measures reported by other companies.

Revenue recognition

Revenues are recognized when it is probable that future economic benefits will flow to the Group and that these benefits, together with their related costs, can be measured reliably. Revenues are measured at the fair value of the consideration received or receivable.

The Group earns colocation revenue as a result of providing data center services to customers at its data centers. Colocation revenues are recognized in profit or loss on a straight-line basis over the term of the customer contract. Incentives granted are recognized as an integral part of the total income, over the term of the customer contract. Customers are usually invoiced quarterly in advance and income is recognized on a straight-line basis over the quarter. Initial set-up fees payable at the beginning of customer contracts are deferred at inception and recognized in profit or loss on a straight-line basis over the initial term of the customer contract.

Other services revenue relates mainly to managed services and connectivity. Revenue from other services is recognized when the services are rendered.

Deferred revenues relating to invoicing in advance and initial set-up fees are carried on the balance sheet. Deferred revenues due to be recognized after more than one year are held in non-current liabilities.

Cost of sales

The cost of sales consists mainly of rental costs for the data centers and offices, power costs, maintenance costs relating to the data center equipment, operation and support personnel costs and costs related to installations and other customer requirements. In general, maintenance and repairs are expensed as incurred. In cases where maintenance contracts are in place, the costs are recorded on a straight-line basis over the contractual period.

Sales and marketing costs

The operating expenses related to sales and marketing consist of costs for personnel (including sales commissions), marketing and other costs directly related to the sales process. Costs of advertising and promotion are expensed as incurred.

Share-based payments

The share option program allows Group employees to acquire share certificates of the Group. The fair value at the date of grant to employees of share options is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

Finance income and expense

Finance expense comprises interest payable on borrowings calculated using the effective interest rate method and foreign exchange gains and losses. Borrowing costs directly attributable to the acquisition or construction of data center assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the costs of those assets, until such time as the assets are ready for their intended use.

Interest income is recognized in the income statement as it accrues, using the effective interest method. The interest expense component of finance lease payments is recognized in the income statement using the effective interest rate method.

Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date that are expected to be applied to temporary differences when they reverse or loss carry forwards when they are utilized.

A deferred tax asset is also recognized for unused tax losses and tax credits. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Ordinary shares share on an equal basis in profits with preference shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary and preference shareholders of the Company by the weighted average number of ordinary and preference shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary and preference shareholders and the weighted average number of ordinary and preference shares outstanding for the effects of all dilutive potential ordinary shares, which comprise the share options granted to employees.

New standards and interpretations not yet adopted

A number of new standards, amendments to standards, and interpretations are not yet effective for the year ended December 31, 2010 and have not been applied in preparing these consolidated financial statements:

• IAS 1, “First-time Adoption of International Financial Reporting Standards”;	• IFRS 9, “Financial Instruments”

• IFRS 24, “Related Party Disclosures”	• IFRIC 14, IAS 19, “The Limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction”

• IFRS 32, “Financial Instruments: Presentation of Rights Issues”;	• IFRIC 19, “Extinguishing financial liabilities with equity instruments”, effective annual periods beginning on or after July 1, 2010.

The Group has not opted for earlier adoption. Following an internal review, it is not anticipated that the adoption of these new but not yet effective standards and interpretations will have a material financial impact on the financial statements in the period of initial application and subsequent reporting.

4	Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

•	Other price risks

This note presents information about the Group’s exposure to each of the above risks, the Group’s goals, policies and processes for measuring and managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

The Board of Directors has overall responsibility for the oversight of the Group’s risk management framework.

The Company continues developing and evaluating the Group’s risk management policies with a view to identifying and analyzing the risks faced by the Group, to setting appropriate risk limits and controls, and to monitoring risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Board of Directors oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer, bank or other counterparty to a financial instrument fails to meet its contractual obligations. This risk principally arises from the Group’s receivables from customers. The Group’s most significant customer accounts for less than 5% of the revenues for 2010, 2009 and 2008.

Trade and other receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the Group’s customer base, including the default risk of the industry and the country in which customers operate, has less of an influence on credit risk.

The Group’s most significant customer accounts for less than 5% of the carrying amount of trade receivables as at December 31, 2010, 2009 and 2008.

The Group has an established credit policy under which each new customer is analyzed individually for creditworthiness before they commence trading with the Group. If customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the credit quality of the customer is analyzed taking into account its financial position, past experience and other factors.

The Group’s standard terms require contracted services to be paid in advance of these services being delivered. In the event that a customer fails to pay amounts that are due, the Group has a clearly defined escalation policy that can result in a customer’s access to their equipment being denied or service to the customer being suspended.

In 2010, 93% (2009: 94% and 2008: 92%) of the Group’s revenues were derived from contracts under which customers pay an agreed contracted amount including power on a regular basis (usually monthly or quarterly) or from deferred initial set-up fees paid at the outset of the customer contract.

As a result of the Group’s credit policy and the contracted nature of the revenues, losses have occurred infrequently (see Note 19). The Group establishes an allowance that represents its estimate of potential incurred losses in respect of trade and other receivables. This allowance is entirely composed of a specific loss component relating to individually significant exposures.

Bank counterparties

The Group has obligations under the terms of its revolving loan agreement to deposit surplus cash balances at bank accounts held by the lending banks. The Group seeks to minimize the risk that this constraint imposes by holding cash as widely as possible across all three lending bank institutions. Term risk is limited to deposits of no more than two weeks. The Group monitors its cash position, including counterparty and term risk, daily.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation or jeopardizing its future.

The majority of the Group’s revenues and operating costs are contracted, which assists it in monitoring cash flow requirements, which are monitored on a daily and weekly basis. Typically the Group ensures that it has sufficient cash on demand to meet expected normal operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

All significant capital expansion projects are subject to formal approval by the Board of Directors, and material expenditure or customer commitments are only made once the management is satisfied that the Group has adequate committed funding to cover the anticipated expenditure.

As at December 31, 2010, the Group listed € 260.0 million 9.5% Senior Secured Notes due 2017. The notes are listed on the Luxembourg Stock Exchange’s Euro MTF Market. Interest on the Senior Secured Notes is payable at the rate of 9.5%, which falls due on February 12 and August 12 each year.

The Group has secured additional € 50 million multicurrency Revolving Credit Facility that is fully undrawn as at December 31, 2010. As at December 31 2010, on the Revolving Credit Facility the interest payable on EUR amounts drawn would be at the rate of EURIBOR plus 400 basis points and for GBP amounts drawn the interest payable would be LIBOR plus 400 basis points.

On January 27, 2011, the Company went public and started trading on the New York Stock Exchange under the ticker symbol INXN. The net proceeds were approximately € 138.6 million, which will be used for general corporate purposes including construction of new data centers.

Refer to Borrowing section for more details (Note 17).

Market risk

Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of Group entities, primarily the Euro, but also pounds sterling (GBP), Swiss francs (CHF), Danish kroner (DKK) and Swedish kronor (SEK). The currencies in which these transactions are primarily denominated are EUR, GBP, CHF, DKK and SEK.

Historically, the revenues and operating costs of each of the Group’s entities have provided an economic hedge against foreign currency exposure and have not required foreign currency hedging.

It is anticipated that a number of capital expansion projects will be funded in a currency that is not the functional currency of the entity in which the associated expenditure will be incurred. In the event that this occurs and is material to the Group, the Group will seek to implement an appropriate hedging strategy.

The majority of the Group’s borrowings are Euro denominated and the Company believes that the Interest on these borrowings will be serviced from the cash flows generated by the underlying operations of the Group whose functional currency is the Euro. The Group’s investments in subsidiaries are not hedged.

Interest rate risk

Following the issuance of 9.5% Senior Secured Notes in 2010 and the repayment of the old bank facilities, the Group’s exposure to interest rate risk decreased significantly. As at December 31, 2010, the interest rate risk is very limited.

Other risks

Price risk

The risk of changes in market circumstances, such as strong unanticipated increases in operational costs, construction costs of new data centers or that customer contracts will churn, will negatively affect the Group’s income. Customers have medium-term contracts that require notice prior to termination. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Group is a significant user of power and has exposure to increases in power prices. In recent years the Group has seen significant increases in power prices. The Group uses independent consultants to monitor price changes in electricity and seeks to negotiate fixed-price term agreements with the power supply companies where possible. The risk to the Group is mitigated by the contracted ability to recover power price increases through adjustments in the pricing for power services.

Capital management

The Group has a capital base comprising its equity, including reserves, and committed debt facilities. The Group monitors its solvency ratio, funds from operations and net debt with reference to multiples of the Group’s six months annualized Adjusted EBITDA levels. The Company’s policy is to maintain a strong capital base and access to capital in order to sustain the future development of the business and maintain shareholders, creditors and customers confidence.

The principal use of capital in the development of the business is through capital expansion projects for the deployment of further equipped space in new and existing data centers. Major capital expansion projects are not started unless the Company has access to adequate capital resources at the start of the project to complete the project, and they are evaluated against target internal rates of return before approval. Capital expansion projects are continually monitored both before and after completion.

There were no changes in the Group’s approach to capital management during the year. The Group is not subject to externally imposed capital requirements.

5	Information by segment

The Group has adopted IFRS 8 “Operating Segments” with effect from January 1, 2009. IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance. Management monitors the operating results of its business units separately for the purpose of making decisions about performance assessments.

The performance of the operating segments is primarily based on the measures of revenue, EBITDA and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

Information by segment 2010

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	114,689	78,284	192,973	—	192,973
Non-recurring revenue	9,161	6,245	15,406	—	15,406
Total revenue	123,850	84,529	208,379	—	208,379
Cost of sales	(52,861)	(33,513)	(86,374)	(4,780)	(91,154)

Gross profit/(loss)	70,989	51,016	122,005	(4,780)	117,225
Other income	425	—	425	—	425
Sales and marketing costs	(4,859)	(3,357)	(8,216)	(6,856)	(15,072)
Total general and administrative costs	(27,297)	(15,854)	(43,151)	(12,741)	(55,892)

Operating profit/(loss)	39,258	31,805	71,063	(24,377)	46,686
Net finance expense					(29,444)

Profit before tax					17,242

Total Assets	279,735	150,026	429,761	117,001	546,762
Total Liabilities	81,339	35,335	116,674	274,819	391,493
Capital Expenditures (PPE) paid	58,877	35,709	94,586	3,585	98,171
Depreciation, amortization, impairments	(18,659)	(10,972)	(29,631)	(1,477)	(31,108)
Adjusted EBITDA	58,060	43,010	101,070	(21,867)	79,203

Information by segment 2009

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	94,088	67,226	161,314	—	161,314
Non-recurring revenues	6,542	3,812	10,354	—	10,354
Total revenue	100,630	71,038	171,668	—	171,668
Cost of sales	(44,615)	(29,893)	(74,508)	(4,040)	(78,548)

Gross profit/(loss)	56,015	41,145	97,160	(4,040)	93,120
Other income	471	275	746	—	746
Sales and marketing costs	(3,987)	(2,282)	(6,269)	(4,984)	(11,253)
Total general and administrative costs	(21,629)	(13,169)	(34,798)	(15,830)	(50,628)

Operating profit/(loss)	30,870	25,969	56,839	(24,854)	31,985
Net finance expense					(6,248)

Profit before tax					25,737

Total Assets	235,575	123,460	359,035	48,985	408,020
Total Liabilities	102,967	45,493	148,460	125,183	273,643
Capital Expenditures (PPE) paid	55,253	42,584	97,837	2,142	99,979
Depreciation, amortization, impairments	(12,785)	(8,289)	(21,074)	(886)	(21,960)
Adjusted EBITDA	46,509	33,983	80,492	(17,749)	62,743

Information by segment 2008

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	75,069	52,239	127,308	—	127,308
Non-recurring revenue	5,881	4,991	10,872	—	10,872
Total revenue	80,950	57,230	138,180	—	138,180
Cost of sales	(36,207)	(25,018)	(61,225)	(1,844)	(63,069)

Gross profit/(loss)	44,743	32,212	76,955	(1,844)	75,111
Other income	518	1,773	2,291	—	2,291
Sales and marketing costs	(3,437)	(2,498)	(5,935)	(3,927)	(9,862)
Total general and administrative costs	(16,116)	(9,650)	(25,766)	(9,586)	(35,352)

Operating profit/(loss)	25,708	21,837	47,545	(15,357)	32,188
Net finance expense					(3,713)

Profit before tax					28,475

Total Assets	177,501	102,551	280,052	81,904	361,956
Total Liabilities	77,265	45,023	122,288	134,742	257,030
Capital Expenditures (PPE) paid	59,509	29,543	89,052	2,071	91,123
Depreciation, amortization, impairments	(8,875)	(5,768)	(14,643)	(440)	(15,083)
Adjusted EBITDA	35,872	25,636	61,508	(13,257)	48,251

Reconciliation Adjusted EBITDA

	2010	2009	2008
	(€’000)
Adjusted EBITDA	79,203	62,743	48,251

Income from subleases on unused data center sites	425	471	534
Net insurance compensation benefit	—	275	1,757

Exceptional income	425	746	2,291

Increase in provision onerous lease contracts(1)	(150)	(3,753)	(1,611)
Abandoned transaction costs	—	(4,841)	—
Share based payments	(1,684)	(950)	(1,660)

Exceptional general and administrative costs	(1,834)	(9,544)	(3,271)

EBITDA(2)	77,794	53,945	47,271

Depreciation and amortization	(31,108)	(21,960)	(15,083)

Operating profit	46,686	31,985	32,188

Notes:—
(1)	Before deduction of income from subleases on unused data center sites.
(2)	Operating profit plus depreciation, amortization and impairment of assets.

Exceptional income is recorded as “Other income” in the consolidated income statement. In 2009 and 2008, the net insurance compensation benefit received from our insurance company, as a result of fire damage incurred in 2008, represents the difference between the net book value and the replacement value of the equipment damaged. The increase in the provision for onerous lease contracts in 2009 relates to an unused data center in Germany and an office property in the Netherlands.

The provision for onerous lease contracts in 2008 relates to unused data center sites in Germany and Switzerland (see Note 16).

6	Employee benefit expenses

The Group employed on average 321 employees (full-time equivalents) during 2010 (2009: 269 and 2008: 225). Costs incurred in respect of these employees were:

	2010	2009	2008
	(€’000)
Salaries, commissions and bonuses	24,588	20,561	17,844
Social security charges	4,037	3,363	2,453
Pension costs	1,437	1,104	881
Other personnel-related costs	6,176	4,776	2,932
Share-based payments	1,684	950	1,660

	37,922	30,754	25,770

The following income statement line items include employee benefit expenses of:

	2010	2009	2008
	(€’000)
Costs of sales	14,419	13,233	10,354
Sales and marketing costs	9,848	5,423	4,418
General and administrative costs	13,655	12,098	10,998

	37,922	30,754	25,770

The Group operates a defined contribution scheme for its employees. The contributions are made in accordance with the scheme and are expensed in the income statement as incurred.

7	Finance income and expense

	2010	2009	2008
	(€’000)
Bank and other interest	582	536	1,138
Foreign currency exchange gains	—	—	28

Finance income	582	536	1,166

Interest expense on bank and other loans	(18,155)	(5,794)	(3,724)
Interest expense on finance leases	(92)	(102)	(121)
Interest expense on provision for onerous lease contracts	(578)	(708)	(1,034)
Other financial expenses	(11,102)	(99)	—
Foreign currency exchanges losses	(99)	(81)	—

Finance expense	(30,026)	(6,784)	(4,879)

Net finance expense	(29,444)	(6,248)	(3,713)

The Company funds the capital expansion programs within operating entities principally through intra-group loans; and since 2008, exchange differences arising, if any, on net investments including receivables from or payable to a foreign operation, are recognized directly in the foreign currency translation reserve within equity in accordance with IAS 21. Prior to 2008, these exchange differences were recognized as net finance expense or income.

The “Interest expense on provision for onerous lease contracts” relates to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts”.

Other financial expenses principally consist of € 10.2 million costs related to the repayment of the Company’s bank borrowings and termination of the hedge contracts of which € 3.5 million was non-cash.

8	Income taxes

Income tax benefit/(expense)

	2010	2009	2008
	(€’000)
Current taxes	(1,802)	(666)	(340)
Deferred taxes	(758)	1,381	9,239

Total income tax (expense)/benefit	(2,560)	715	8,899

Reconciliation of effective tax rate

A reconciliation between income taxes calculated at the Dutch statutory tax rate of 25.5% in 2010 (25.5% in 2009 and 2008) and the actual tax benefit/expense is as follows:

	2010	2009	2008
	(€’000)
Profit for the year	14,682	26,452	37,374
Income tax (expense)/benefit	(2,560)	715	8,899

Profit before taxation	17,242	25,737	28,475

Income tax using Company’s domestic tax rate	(4,397)	(6,563)	(7,261)
Effect of tax rates in foreign jurisdictions	(891)	(701)	14
Change in tax rate and legislation	(1,038)	50	—
Non-deductible expenses	(645)	(523)	(573)
Recognition of previously unrecognized tax losses	3,532	4,982	13,583
Current year results for which no deferred tax asset was recognized	849	476	482
Change in previously unrecognized temporary differences	30	2,994	2,654

Income tax (expense)/benefit	(2,560)	715	8,899

Recognized deferred tax assets/(liabilities)

The movement in recognized deferred tax assets during the year is as follows:

	Property, plant and equipment	Provision onerous contracts	Other	Tax loss carry- forward	Total
	(€’000)
January 1, 2008	4,911	—	225	24,668	29,804
Recognized in profit/(loss) for 2008	(4,366)	3,922	786	13,952	14,294

December 31, 2008	545	3,922	1,011	38,620	44,098
Recognized in profit/(loss) for 2009	91	1,761	507	(2,040)	319

December 31, 2009	636	5,683	1,518	36,580	44,417
Recognized in profit/(loss) for 2010	(340)	(435)	3,175	1,440	3,840
Effects of movements in exchange rates	—	—	—	354	354

December 31, 2010	296	5,248	4,693	38,374	48,611

Offset deferred tax liabilities	(7,428)	—	(862)	(480)	(8,770)

Net deferred tax assets/(liabilities)	(7,132)	5,248	3,831	37,894	39,841

The movement in recognized deferred tax liabilities during the year is as follows:

	Property, plant and equipment	Provision onerous contracts	Other	Tax loss carry- forward	Total
	(€’000)
January 1, 2008	(535)	—	(304)	—	(839)
Recognized in profit/(loss) for 2008	(3,361)	—	(1,694)	—	(5,055)

December 31, 2008	(3,896)	—	(1,998)	—	(5,894)
Recognized in profit/(loss) for 2009	685	—	377	—	1,062

December 31, 2009	(3,211)	—	(1,621)	—	(4,832)
Recognized in profit/(loss) for 2010	(5,416)	—	818	—	(4,598)

December 31, 2010	(8,627)	—	(803)	—	(9,430)

Offset deferred tax assets	7,428	—	862	480	8,770

Net deferred tax assets/(liabilities)	(1,199)	—	59	480	(660)

The deferred tax assets and liabilities are presented as net amounts per tax jurisdiction as far as the amounts can be offset.

The estimated utilization of carried-forward tax losses in future years is based on management’s forecasts of future profitability by tax jurisdiction.

The following net deferred tax assets have not been recognized:

	2010	2009	2008
	(€’000)
Deductible temporary differences - net	(204)	(183)	4,452
Tax losses	5,305	12,532	16,383

	5,101	12,349	20,835

The accumulated tax losses expire as follows:

	2010	2009	2008
	(€’000)
Within one year	52,149	5,741	3,792
Between 1 and 5 years	15,047	61,218	73,934
After 5 years	10,055	19,632	21,235
Unlimited	91,282	97,002	108,643

	168,533	183,593	207,604

The accumulated tax losses expiring within one year principally include tax losses in the Netherlands. These Dutch tax losses are recognized as a deferred tax asset as at December 31, 2010. The Company expects to preserve and renew them before they expire.

9	Property, plant and equipment

	Data centers	Office buildings	Office equipment	Assets under construction	Total
	(€’000)
Cost:
As at January 1, 2010	326,345	6,211	12,265	62,165	406,986
Additions	74,128	1,000	1,221	15,889	92,238
Exchange differences	5,667	116	157	1,936	7,876
Disposals	(529)	(10)	(1)	—	(540)
Transfers	63,005	261	378	(63,644)	—

As at December 31, 2010	468,616	7,578	14,020	16,346	506,560
Accumulated depreciation:
As at January 1, 2010	(117,941)	(3,282)	(9,803)	—	(131,026)
Depreciation	(28,916)	(384)	(1,038)	—	(30,338)
Exchange differences	(2,878)	(71)	(137)	—	(3,086)
Disposals	310	—	—	—	310

As at December 31, 2010	(149,425)	(3,737)	(10,978)	—	(164,140)

Carrying amount as at December 31, 2010	319,191	3,841	3,042	16,346	342,420

Cost:
As at January 1, 2009	226,543	5,197	10,237	75,089	317,066
Additions	25,414	909	1,653	59,890	87,866
Exchange differences	1,399	31	99	1,005	2,534
Disposals	(176)	—	—	—	(176)
Transfers	73,165	74	276	(73,819)	(304	)(1)

As at December 31, 2009	326,345	6,211	12,265	62,165	406,986
Accumulated depreciation:
As at January 1, 2009	(97,021)	(2,914)	(8,925)	—	(108,860)
Depreciation	(20,263)	(351)	(809)	—	(21,423)
Exchange differences	(767)	(17)	(97)	—	(881)
Disposals	44	—	28	—	72
Transfer	66	—	—	—	66	(1)

As at December 31, 2009	(117,941)	(3,282)	(9,803)	—	(131,026)

Carrying amount as at December 31, 2009	208,404	2,929	2,462	62,165	275,960

Note:—
(1)	This balance represents a power grid right transferred to other intangible assets.

Cost:
As at January 1, 2008	189,318	4,601	9,648	6,288	209,855
Additions	29,381	665	692	81,887	112,625
Exchange differences	(3,464)	(69)	(305)	(183)	(4,021)
Disposals	(1,383)	—	(10)	—	(1,393)
Transfers	12,691	—	212	(12,903)	—

As at December 31, 2008	226,543	5,197	10,237	75,089	317,066
Accumulated depreciation:
As at January 1, 2008	(85,329)	(2,704)	(8,648)	—	(96,681)
Depreciation	(14,044)	(247)	(584)	—	(14,875)
Exchange differences	1,467	37	298	—	1,802
Disposals	1,374	—	9	—	1,383
Impairment loss	(489)	—	—	—	(489)

As at December 31, 2008	(97,021)	(2,914)	(8,925)	—	(108,860)

Carrying amount as at December 31, 2008	129,522	2,283	1,312	75,089	208,206

The Group leases certain data center equipment under a number of finance lease agreements. At December 31, 2010, the carrying amount of leased equipment classified in data centers was € 1,845,000 (2009: € 2,112,000 and 2008: € 2,429,000).

In 2010, the Group capitalized interest expenses for € 1,987,000 (2009: € 2,041,000 and 2008: € 1,892,000).

10	Intangible assets

The components of intangible assets are as follows:

	Software	Other	Total
	(€’000)
Cost:
As at January 1, 2010	2,494	2,139	4,633
Additions	1,726	1,407	3,133

As at December 31, 2010	4,220	3,546	7,766
Amortization:
As at January 1, 2010	(454)	(537)	(991)
Amortization	(526)	(244)	(770)

As at December 31, 2010	(980)	(781)	(1,761)

Carrying amount as at December 31, 2010	3,240	2,765	6,005

Cost:
As at January 1, 2009	1,380	1,809	3,189
Additions	1,114	26	1,140
Transfers	—	304	304	(1)

As at December 31, 2009	2,494	2,139	4,633
Amortization:
As at January 1, 2009	(73)	(315)	(388)
Amortization	(381)	(156)	(537)
Transfers	—	(66)	(66	)(1)

As at December 31, 2009	(454)	(537)	991

Carrying amount as at December 31, 2009	2,040	1,602	3,642

Cost:
As at January 1, 2008	278	1,781	2,059
Additions	1,102	28	1,130

As at December 31, 2008	1,380	1,809	3,189
Amortization:
As at January 1, 2008	(47)	(133)	(180)
Amortization	(26)	(182)	(208)

As at December 31, 2008	(73)	(315)	(388)

Carrying amount as at December 31, 2008	1,307	1,494	2,801

Note:—
(1)	This balance represents a power grid right transferred from property, plant and equipment.

11	Trade and other (non-) current assets

	2010	2009	2008
	(€’000)
Non-current
Deferred financing costs	1,281	—	—
Deferred rent related stamp duties	542	—	—
Rental and other supplier deposits	1,886	1,220	1,096

	3,709	1,220	1,096

Current
Trade receivables – net	38,370	37,261	28,743
Taxes	219	1,420	4,155
Prepaid expenses and other current assets	17,083	16,929	16,976

	55,672	55,610	49,874

The deferred financing costs relate to the costs incurred for the € 50,000,000 Revolving Credit Facility agreement. The costs are amortized over the three-year duration period of the facility agreement.

Prepaid expenses and other current assets principally comprise prepaid insurances, rental and other related operational data center, and construction-related prepayments.de

12	Cash and cash equivalents

Cash and cash equivalents include € 4,235,000 (2009: € 3,874,000 and 2008: € 3,872,000) that is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.

13	Shareholders’ equity

Share capital and share premium

	Ordinary shares			2002 Series A preference shares
	2010	2009	2008	2010	2009	2008
	(In thousands of shares, pre-IPO)
On issue at January 1	47,713	44,192	39,665	174,040	174,040	174,040
Issue of shares	18	3,521	4,527	—	—	—
On issue at December 31	47,731	47,713	44,192	174,040	174,040	174,040

At December 31, 2010 (pre-IPO), the authorized share capital comprised 575,000,000 ordinary shares (2009: € 575,000,000 and 2008: € 575,000,000) and 175,000,000 2002 Series A preference shares (2009: € 175,000,000 and 2008: € 175,000,000). All shares have a par value of € 0.02. All issued shares are fully paid.

Subsequent to yearend, the Company issued new shares at the New York Stock Exchange under the ticker symbol INXN. Upon completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of € 0.10 per ordinary shares. The Preferred shares were converted into ordinary share and the liquidation price of € 0.20 per Preferred A share was either paid out in cash or converted in ordinary shares.

At the same moment approximately 1.6 million of options (post reverse stock split) have been exercised. Post-IPO the outstanding shares amount to 65,577 thousand and the total number of options outstanding amount to 3,129 thousand (post reverse stock split).

Voting

Holders of the 2002 Series A preference shares are entitled to vote, together with holders of the Company’s ordinary shares, on all matters submitted to shareholders for vote. Each share equals one vote. In addition to voting privileges, holders of the 2002 Series A preference shares are entitled to certain prior-consent rights against certain actions proposed by the Board of Directors.

Dividends

Dividends that are paid from the profits of the Company and, if permitted under Dutch law, as a result of a sale by the Company of shares or assets of the Company or a subsidiary other than pursuant to an IPO, sale or liquidation event shall be distributed in the following priority: first to holders of the 2002 Series A preference shares in an amount equal to the purchase price of the 2002 Series A preference shares (reduced by any dividend previously received on the 2002 Series A preference shares) and second to the extent any residual amount exits thereafter, pro rata amongst all holders of ordinary shares and 2002 Series A preference shares. Upon the completion of an IPO or a sale, the holders of the 2002 Series A preference shares are entitled to receive the 2002 Series A Share Purchase Price of € 0.20 per share less any dividends exclusively paid to the holders of the 2002 Series A preference shares in cash or in ordinary shares.

Foreign currency translation reserve

The foreign currency translation reserve comprises of all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of intergroup balances.

14	Earnings per share

Basic earnings per share

The calculation of basic earnings per share at December 31, 2010, was based on the profit attributable to ordinary and preference shareholders of € 14,682,000 (2009: € 26,452,000 and 2008: € 37,374,000) and a weighted average number of ordinary and preference shares outstanding during the year ended December 31, 2010 of 221,762,000 (2009: 219,993,000 and 2008: 215,968,000). Profit is attributable to ordinary and preference shares on an equal basis.

Diluted earnings per share

The calculation of diluted earnings per share at December 31, 2010 was based on the profit attributable to ordinary shareholders and preference shares of € 14,682,000 (2009: € 26,452,000 and 2008: € 37,374,000) and a weighted average number of ordinary and preference shares outstanding during the year ended December 31, 2010 of 238,535,000 (2009: 233,961,000 and 2008: 231,504,000) post reverse stock split.

Subsequent to yearend, the Company issued new shares at the New York Stock Exchange under the ticker symbol INXN. Upon completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of € 0.10 per ordinary shares. The 5:1 reverse stock split effectuated subsequent yearend is presented in the following diluted earnings per share calculation:

Profit attributable to ordinary and preference shareholders

	2010	2009	2008
	(€’000)
Profit attributable to ordinary and preference shareholders (basic)	14,682	26,452	37,374

Profit attributable to ordinary and preference shareholders	14,682	26,452	37,374

Weighted average number of ordinary shares and preference shares

	2010	2009	2008
	(In thousands of shares)
Weighted average number of ordinary shares (basic)	9,544	9,191	8,386
Weighted average number of preference shares	34,808	34,808	34,808

Weighted average number of ordinary and preference shares at December 31	44,352	43,999	43,194
Dilution effect of share options on issue	3,355	2,793	3,108

Weighted average number of ordinary and preference shares (diluted) at December 31	47,707	46,792	46,302

15	Trade payables and other liabilities

	2010	2009	2008
	(€’000)
Non-current
Deferred revenue	6,093	6,815	7,731
Other non-current liabilities	1,702	1,412	1,226

	7,795	8,227	8,957

Current
Trade payables	20,504	25,032	35,542
Tax and social security	2,725	3,607	1,205
Customer deposits	15,487	12,941	11,626
Deferred revenue	33,152	30,437	24,043
Accrued expenses	34,170	19,012	21,530

	106,038	91,029	93,946

Trade payables include € 8,027,000 (2009: € 15,147,000 and 2008: € 24,653,000) accounts payable in respect of purchases of property, plant and equipment.

Accrued expenses are analysed as follows:

	2010	2009	2008
	(€’000)
Data center related costs	9,243	6,200	8,350
Personnel and related costs	7,895	7,027	6,573
Professional services	1,876	1,315	1,405
Customer implementation and related costs	1,586	678	573
Financing related costs	10,236	87	535
Other	3,334	3,705	4,094

	34,170	19,012	21,530

As at December 31, 2010, the accrued Financing related costs principally relate to interest expenses on the Senior Secured Notes.

16	Provision for onerous lease contracts

As at December 31, 2010, the provision for onerous lease contracts relates to two unused data center sites in Germany, one in Munich terminating in March 2016 and one in Dusseldorf terminating in August 2016. In 2008, the provision also included amounts for an unused data center site in Switzerland. In 2009, the Company settled the lease with the Swiss landlord. The provision is calculated based on the discounted future contracted payments net of any sublease revenues.

	2010	2009	2008
	(€’000)
As at 1 January	18,912	22,912	24,831
Increase in provision	—	3,282	1,077
Settlement	—	(4,950)	—
Unwinding of discount	578	708	1,034
Utilisation of provision	(3,157)	(3,040)	(4,635)
Exchange differences	—	—	605

As at December 31	16,333	18,912	22,912

Non-current	13,260	15,844	18,367
Current	3,073	3,068	4,545

	16,333	18,912	22,912

Discounted estimated future losses are calculated using a discount rate based on the 5-year Euro-area government benchmark bond yield prevailing at the balance sheet date.

17	Borrowings

	2010	2009	2008
	(€’000)
Non-current
Senior Secured Notes 9.5%, due 2017	254,924	—	—
Bank borrowings	—	124,777	104,291
Finance lease liabilities	336	889	1,244
Other loans	2,143	3,012	1,849

	257,403	128,678	107,384
Current
Bank borrowings	—	24,168	22,867
Finance lease liabilities	429	347	482
Other loans	1,967	1,906	354

	2,396	26,421	23,703

Total borrowings	259,799	155,099	131,087

The carrying amounts of the Group’s borrowings are principally denominated in Euros. The fair value of non-current and current borrowings equals their carrying amount, as the impact of discounting is not significant. The fair values are based on cash flows discounted using a rate based on the market rate.

Senior Secured Notes and Bank borrowings

In February 2010, the Company issued, at par, €200,000,000 of 9.5% Senior Secured Notes due 2017 (the “Original Notes”), which are guaranteed by some of its subsidiaries. The notes are listed on the Luxembourg Stock Exchange’s Euro MTF Market. A portion of the proceeds were used to repay in full the Company’s bank borrowings outstanding under the €180,000,000 bank credit facilities and to pay transaction fees and expenses.

The Company also entered into a new €60 million revolving credit facility with a syndicate of banks. The revolving credit facility is currently undrawn and the amount available for drawing has been reduced to €50 million before year-end 2010.

In November 2010, the Company issued, above par at 106.5, €60 million 9.50% Senior Secured Notes due 2017 as additional notes (the “Additional Notes”) under the indenture pursuant to which we issued the Original Notes.

On February 18, 2010, the Group closed out its interest-rate swap contracts.

The proceeds of the Senior Secured Notes and the former Bank borrowings were used to finance investments in capital expansion projects in order to increase equipped space within new and existing data centers.

The maturity profile of the gross amounts of Senior Secured Notes and bank borrowings is set out below:

	2010	2009	2008
	(€’000)
Within one year	—	24,843	23,064
Between 1 and 5 years	—	127,659	105,769
Over 5 years	260,000	—	—

	260,000	152,502	128,833

The Group has the following undrawn bank borrowing facilities:

	2010	2009	2008
	(€’000)
Expiring within one year	—	27,613	3,867
Expiring between 1 and 5 years	50,000	—	—

	50,000	27,613	3,867

As at the year-end, the Group was in compliance with all covenants associated with its bank and Senior Secured Notes borrowings.

As at December 31, 2010, the Company has the availability of a Revolving Credit Facility amounting to € 50 million, which remained undrawn.

Financial lease liabilities

Financial lease liabilities relate to the acquisition of property, plant and equipment with the following repayment schedule:

	2010	2009	2008
	(€’000)
Gross lease liabilities:
Within one year	459	526	583
Between 1 and 5 years	351	807	1,272
After 5 years	—	—	51

	810	1,333	1,906
Future interest payments	(45)	(97)	(180)

Present Value of Minimum Lease Payments	765	1,236	1,726

Other loans

The Company has a loan facility with the landlord of one of its unused data center sites in Germany to allow the Company to invest in improvements to the building to meet the requirements of sub-lessees. The non-current loan bears interest at 6% per annum and is repayable at the end of the lease term. As at December 31, 2010, the balance of the landlord loan was € 1,605,000 (2009: € 1,605,000 and 2008: € 1,605,000).

During 2009, the Company entered into a loan facility with the landlord of its unused data center site in Switzerland to fund the settlement of the lease of that site. The carrying amount as at December 31, 2010 amounts to € 1,673,000 (2009: € 3,205,000).

In 2010, the Company entered into a supplier loan amounting to approximately € 800,000, which bears an interest at 7% and is repayable in two instalments mid 2011 and 2012.

18	Financial instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2010	2009	2008
	(€’000)
Trade receivables	38,370	37,261	28,743
Cash and cash equivalents	99,115	32,003	61,775

	137,485	69,264	90,518

The maximum exposure to credit risk for trade receivables at the reporting date by geographic region was:

	2010	2009	2008
	(€’000)
UK, France, Germany and the Netherlands	27,162	26,953	18,692
Rest of Europe	11,208	10,308	10,051

	38,370	37,261	28,743

The Group’s most significant customer accounts for less than 5% of the trade receivables carrying amount at December 31, 2010, as at December 31, 2009, and as at December 31, 2008.

Impairment losses

The aging of trade receivables as at the reporting date was:

	2010		2009		2008
	Gross	Impairment	Gross	Impairment	Gross	Impairment
	(€’000)
Not past due	28,129	—	30,031	—	22,797	—
Past due 0-30 days	6,546	—	4,708	—	3,402	—
Past due 31-120 days	3,884	235	2,437	56	2,090	—
Past due 120 days – 1 year	177	150	274	206	590	136
More than 1 year	114	95	113	40	8	8

	38,850	480	37,563	302	28,887	144

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2010	2009	2008
	(€’000)
Balance as at January 1	302	144	94
Impairment loss recognized	192	176	63
Write-offs	(14)	(18)	(13)

Balance as at December 31	480	302	144

Based on historic default rates, the Group believes that no impairment allowance is necessary in respect of trade receivables other than those that have been specifically provided for; close to 100% of the balance relates to customers that have a good track record with the Group.

Liquidity risk

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements.

December 31, 2010

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Secured Notes	254,924	411,110	24,700	98,800	287,610
Finance lease liabilities	765	810	459	351	—
Other loans	4,110	4,759	2,753	385	1,621
Trade and other payables(2)	74,595	74,595	74,595	—	—

	334,394	491,274	102,507	99,536	289,231

December 31, 2009
	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Bank borrowings(1)	148,945	174,178	35,703	138,465	10
Finance lease liabilities	1,236	1,333	499	834	—
Other loans	4,918	5,029	2,005	1,419	1,605
Trade and other payables(2)	62,004	62,004	60,592	1,412	—

	217,103	242,544	98,799	142,130	1,615

December 31, 2008
	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Bank borrowings	127,158	149,126	31,501	117,625	—
Finance lease liabilities	1,726	1,906	583	1,272	51
Other loans	2,203	3,024	486	644	1,894
Trade and other payables(2)	71,129	71,129	69,903	1,226	—

	202,216	225,185	102,473	120,767	1,945

Notes:—

(1)	Cash flows for Senior Secured Notes and bank borrowings include the estimated cash flows from the interest rate swaps.
(2)	Excludes deferred revenues and rental holidays.

Currency risk

Exposure to currency risk

The following significant exchange rates applied during the year:

	Average rate			Report date mid-spot rate
	2010	2009	2008	2010	2009	2008
Euro
GBP 1	1.179	1.122	1.254	1.161	1.117	1.035
CHF 1	0.780	0.662	0.630	0.802	0.674	0.671
DKK 1	0.134	0.134	0.134	0.134	0.134	0.134
SEK 1	0.110	0.094	0.104	0.111	0.098	0.092

Sensitivity analysis

A 10% strengthening of the Euro against the following currencies at December 31 would have increased (decreased) equity and profit or loss by approximately the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and is performed on the same basis for 2009 and 2008.

	Equity	Profit or loss
	(€’000)
December 31, 2010
GBP	344	(805)
CHF	(1,356)	(88)
DKK	(1,122)	(112)
SEK	(27)	(26)
December 31, 2009
GBP	1,100	(358)
CHF	(1,058)	(289)
DKK	(1,007)	(134)
SEK	(1)	10
December 31, 2008
GBP	(1,181)	525
CHF	(1,367)	(1,319)
DKK	(923)	(296)
SEK	10	12

A 10% weakening of the Euro against the above currencies at December 31 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest rate risk

Profile

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

	Carrying amount
	2010	2009	2008
	(€’000)
Fixed rate instrument
Senior Secured Notes	254,924	—	—
Finance lease liabilities	765	1,236	1,726
Other loans	4,110	4,918	2,203

	259,799	6,154	3,929
Variable rate instruments
Bank borrowings	—	148,945	127,158

	—	155,099	131,087

In November 2009, the Group entered into an interest rate swap to fix interest rates on variable rates borrowings. The amount to be hedged via an interest rate swap is € 45.9 million. The hedge is not effective as the hedged financial instrument is extinguished by the Senior Secured Notes issued in 2010. Unrealized hedging results were booked to net finance expenses in the income statement. On February 18, 2010, the Group closed out its interest-rate swap contracts. The below schedule summarizes the open interest swap transactions and their valuation as at December 31.

Fair values of interest rate swaps as at 31 December

	2010	2009	2008
	(€’000)

Interest swaps	—	(99)	—

Total fair value	—	(99)	—

	Weighted Average Contracted Fixed Interest Rate		Notional Principal Value		Fair Value
	2010	2009	2010	2009	2010	2009
	(%)		(€’000)
Less than 1 year	—	—	—	—	—	—
1 to 2 years	—	—	—	—	—	—
2 to 5 years	—	4.21	—	45,914	—	(99)
5 years+	—	—	—	—	—	—

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates payable at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2009 and 2008.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
	(€’000)
December 31, 2010
Variable rate instruments	—	—	—	—
December 31, 2009
Variable rate instruments	(1,458)	1,458	(1,458)	1,458
December 31, 2008
Variable rate instruments	(687)	687	(687)	687

Fair values and hierarchy

Fair values versus carrying amounts

A market price of the Senior Secured Notes is not available as of December 31, 2010. The € 60 million additional Senior Secured Notes have been issued at a premium of 106.5 on November 4, 2010. Using this premium the fair value of the Senior Secured Notes would have been approximately € 276.9 million compared to its nominal value of € 260 million. The carrying amounts of other financial assets and liabilities approximate their fair value.

Fair value hierarchy

As at December 31, 2010, there are no liabilities related to financial instruments which are carried at fair value. The company uses three levels of valuation method as defined below:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Group had no assets valued at fair value at December 31, 2010 (2009: nil and 2008: nil). The table below sets out liabilities at fair value at December 31, 2010 (nil) (2009: (99), and 2008: nil) by valuation method:

	Level 1	Level 2	Level 3
December 31, 2010
Interest rate swaps	—	—	—
December 31, 2009
Interest rate swaps	—	(99)	—
December 31, 2009
Interest rate swaps	—	—	—

19	Share-based payments

Summary of outstanding options

Share options to acquire a fixed number of certificates of shares are granted to employees and others based on a number of factors. The exercise price is fixed at the date of the grant. The numbers of options listed below are before the reverse stock split 5:1, which was effectuated subsequent to year-end upon completion of the initial public offering in 2011.

The terms and conditions of the grants are as follows:

Grant date	Employees entitled	Exercise price	Granted	Outstanding	Exercisable
		(In thousands)
2001	Key management	0.02	77	77	—
2003	Key management	0.20	7,497	—	—
	Key management	0.40	7,497	498	498
	Senior employees	0.20	453	348	348
	Senior employees	0.40	452	266	266
2005	Key management	0.20	6,999	6,747	6,747
	Senior employees	0.20	1,104	1,032	1,032
	Senior employees	0.40	150	98	98
2006	Key management	0.20	1,500	375	375
2007	Key management	0.70	8,300	8,300	8,056
	Key management	0.89	500	500	375
2008	Key management	0.89	1,300	406	406
	Senior employees	0.20	101	101	101
	Senior employees	0.40	3	3	3
	Senior employees	0.89	1,745	1,491	1,078
	Senior employees	1.00	480	439	240
2009	Key management	1.00	625	625	180
	Senior employees	1.00	360	360	180
2010	Key management	1.00	250	250	—
	Senior employees	1.00	1,040	1,040	—
	Key management	1.30	300	300	—
	Senior employees	1.30	360	265	—
	Senior employees	1.50	145	145	—

	Total share options		41,218	23,666	19,983

With the exception of the share options granted in 2001, share options granted vest over 4 years and can be exercised up to 5 years after the date of grant. The share options granted in 2001 do not become exercisable until the occurrence of certain events following which they can be exercised during the following six-month period. In 2010, the exercise periods of some options granted in 2003 and 2005 but not yet exercised were extended to March 31, 2012.

The number and weighted average exercise prices of outstanding share options are as follows:

	Weighted average exercise price			Number of options in thousands
	2010	2009	2008	2010	2009	2008
Outstanding at January 1	0.53	0.49	0.38	21,831	25,392	26,911
Granted	1.13	1.00	0.90	2,075	985	3,629
Exercised	0.30	0.20	0.23	(18)	(3,521)	(4,527)
Expired	0.20	—	0.23	(31)	—	(565)
Forfeited	1.12	0.84	0.82	(191)	(1,025)	(56)

Outstanding - December 31	0.58	0.53	0.49	23,666	21,831	25,392
Exercisable - December 31	0.47	0.41	0.34	19,983	17,263	17,461

The options outstanding at December 31, 2010 have a weighted average contractual life of 4.3 years (2009: 3.6 years and 2008: 2.7 years).

Employee expenses

In 2010, the Company recorded employee expenses of € 1,684,000 related to share-based payments (2009: € 950,000 and 2008: € 1,660,000).

The weighted average fair value at grant date of options granted during the period has been determined using the Black-Scholes valuation model. The following inputs have been used:

	2010	2009	2008
Share price at grant date	2.04-2.82	1.34 to 1.72	0.89 to 1.39
Exercise price	1.00 to 1.50	1.00	0.89 to 1.00
Dividend yield	0%	0%	0%
Expected volatility	35%	35%	57%
Risk free interest rate	4.0%	4.1%	4.2%
Expected life weighted average	3.5 years	3.5 years	3.5 years

The significant inputs into the model were:

•	Expected volatility based on the performance of companies that are considered to be comparable to the Group.

•	A risk-free interest rate based on the yield on zero coupon bonds issued by the Netherlands government with a maturity similar to the expected life of the options.

•	Expected life is considered to be equal to the average of the share option exercise and vesting periods as until January 2011 there was no public market on which they could be traded.

20	Financial commitments

Non-cancellable operating lease commitments

At December 31, the Group has future minimum commitments for non-cancellable operating leases with terms in excess of one year as follows:

	2010	2009	2008
	(€’000)
Within 1 year	23,280	22,717	18,384
Between 1 to 5 years	92,269	84,439	65,229
After 5 years	124,488	75,728	37,275

	240,037	182,884	120,888

As at December 31, 2010, of the non-cancellable operating leases an amount of € 16,684,000 relates to the lease contracts, which are provided for as part of the provision for onerous lease contracts.

The total gross operating lease expense for the year 2010 was € 21,082,000 (2009: € 20,483,000 and 2008: € 18,089,000).

Future committed revenues receivable

The Group enters into initial contracts with its customers for periods of at least 1 year and generally between 3 and 5 years resulting in future committed revenues from customers. At December 31, the Group had contracts with customers for future committed revenues receivable as follows:

	2010	2009	2008
	(€’000)
Within 1 year	154,634	101,235	84,074
Between 1 to 5 years	149,900	96,392	90,204
After 5 years	18,606	16,093	7,553

	323,140	213,720	181,831

Commitments to purchase power

The Group, where possible, seeks to purchase power on fixed-price term agreements with local power supply companies within the cities in which it operates. In some cases the Group also commits to purchase certain minimum volumes of power at fixed prices. At December 31, the Group had entered into non-cancellable power purchase commitments as follows:

	2010	2009	2008
	(€’000)
Within 1 year	13,900	9,800	—
Between 1 to 5 years	14,700	—	—

	28,600	9,800	—

21	Capital commitments

At December 31, 2010, the Group had outstanding capital commitments totalling € 19,855,000 (2009: € 33,539,000 and 2008: € 46,472,000). These commitments are expected to be settled in the following financial year.

22	Contingencies

Guarantees

Certain of our subsidiaries have granted guarantees to our lending banks in relation to our borrowings. The Company has granted rent guarantees to landlords of certain of the Group’s property leases. Financial guarantees granted by the Group’s banks in respect of operating leases amount to € 3,920,000 (2009: € 3,828,000 and 2008: € 3,872,000) and other supplier guarantees amounting to € 2,655,000.

Costs of sites restoration

As at December 31, 2010, the estimated discounted cost relating to the restoration of data center leasehold premises was € 15,400,000 (2009: € 14,481,000 and 2008: € 13,115,000), of which € 695,000 (2009: € 633,000 and 2008: € 208,000) was recognized. Remaining lease terms are over a range of 1 to 23 years and, in accordance with the Group’s accounting policy, amounts have only been provided in the financial statements in respect of premises where it is probable that the lease will not be renewed. The Group expects to exercise its right to renew its leases when they expire and continue to use the sites as data centers. It is therefore not expected that other site restoration liabilities will be incurred.

Other obligations pertaining to the Company, not appearing on the balance sheet have been disclosed in Note 34 below.

23	Related-party transactions

There are no material transactions with related parties, other than as disclosed below, and all transactions are conducted at arm’s length.

Shareholders Agreement

On August 3, 2000, the Company and its shareholders (as at that date) entered into a shareholders’ agreement, which was most recently amended and restated on December 24, 2009 (the “Shareholders Agreement”). The Shareholders Agreement sets out certain rights and obligations between the parties specified therein.

Chief Executive Officer

On October 31, 2007, Mr. Ruberg resigned as a partner of Baker Capital LLP and on November 5, 2007 he was appointed as Chief Executive Officer of the Group. As at November 5, 2007 and December 31, 2007, Mr. Ruberg held an indirect interest of 0.01% in the shares of the Company through his interests in Baker Capital funds. Mr. Ruberg had no voting rights over any of these interests. On June 23, 2008, Mr. Ruberg sold his interest in Baker Capital funds.

Key management compensation

The total compensation of key management is as follows:

	2010	2009	2008
	(€’000)
Short-term employee benefits (salaries and bonuses)	3,937	3,505	3,935
Post-employment benefits	88	66	40
Share-based payments	635	504	1,163
Termination benefits	—	83	—

	4,660	4,158	5,138

Key management’s share-based payment compensation is disclosed in Note 19.

24	Events subsequent to the balance sheet date

On January 28, 2011, the Company issued 16,250 thousand new shares (post reverse stock split) at the New York Stock Exchange under the ticker symbol INXN. Upon completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of € 0.10 per ordinary shares. The Preferred shares were converted into ordinary share and the liquidation price of € 0.20 per Preferred A share was either paid out in cash or converted in ordinary shares. At the moment of the offering approximately 1.6 million of options (post reverse stock split) have been exercised. Post-IPO the outstanding shares amount to 65,577 thousand and the total number of options outstanding amount to 3,129 thousand (post reverse stock split).

The net proceeds of the Initial Public Offering amount to approximately € 138.6 million, which will be used to fund future data center expansion.

Upon completion of the offering in January 2011, the Company also entered into a shareholders’ agreement with affiliates of Baker Capital. For so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of our outstanding ordinary shares, Baker Capital will have the right to designate for nomination a majority of the members of our board of directors, including the right to nominate the chairman of our board of directors. As a result, these shareholders have, and will continue to have, directly or indirectly, the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as the ability to elect and change our management and to approve other changes to our operation. The interests of Baker Capital and its affiliates could conflict with your interests, particularly if we encounter financial difficulties or are unable to pay our debts when due. Affiliates of Baker Capital also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, although such transactions might involve risks to you as a holder of ordinary shares. In addition, Baker Capital or its affiliates may, in the future, own businesses that directly compete with ours or do business with us. The concentration of ownership may further have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our company and might ultimately affect the market price of our ordinary shares.

INTERXION HOLDING N.V. COMPANY FINANCIAL STATEMENTS (DUTCH GAAP)

COMPANY BALANCE SHEET

(before appropriation of results)

		As at 31 December
	Note	2010	2009	2008
		(€’000)
Non-current assets
Financial assets	27	341,265	296,637	222,871
Deferred financing costs		1,287	—	—
Deferred tax assets	28	16,654	16,065	17,168

		359,206	312,702	240,039
Current assets
Trade and other current assets	29	3,323	235	2,270
Cash and cash equivalents	30	60,638	—	16,884

		63,961	235	19,154

		423,167	312,937	259,193

Shareholders’ equity
Share capital		4,434	4,434	4,364
Share premium		321,078	319,388	317,806
Foreign currency translation reserve		4,933	413	(934
Accumulated deficit		(189,858)	(216,310)	(253,684)
Profit for the year		14,682	26,452	37,374

	31	155,269	134,377	104,926
Non-current liabilities
Payables to subsidiaries			26,011	25,549
Borrowings	17/18	254,923	124,753	104,291

			150,764	129,840
Current liabilities
Trade and other payables		12,975	247	1,560
Borrowings	17/18	—	24,071	22,867
Bank overdrafts		—	3,478	—

		12,975	27,796	24,427

Total liabilities		267,898	178,560	154,267

Total liabilities and shareholders’ equity		423,167	312,937	259,193

Note:—

The accompanying notes form an integral part of the company financial statements.

COMPANY INCOME STATEMENT

		For the years ended 31 December
	Note	2010	2009	2008
		(€’000)
Profit/(loss) relating to the Company		14,461	16,612	(235)
Profit/(loss) relating to investments in subsidiaries after tax	27	221	9,840	(37,609)

Profit for the year	31	14,682	26,452	37,374

Note:—

The accompanying notes form an integral part of the company financial statements.

NOTES TO THE 2010 COMPANY FINANCIAL STATEMENTS

25	Basis of presentation

As provided in section 402 of the Netherlands Civil Code, Book 2, the Company income statement only shows the after-tax results of consolidated subsidiaries, as Interxion Holding N.V.’s results are included in the Consolidated Income Statement.

26	Accounting policies

The financial statements of Interxion Holding N.V. are prepared in accordance with the Netherlands Civil Code, Book 2, Part 9, with the application of the regulations of section 362.8 allowing the use of the same accounting policies as those adopted for the consolidated financial statements as set out in Note 3.

Subsidiaries are valued using the equity method, applying the European Union endorsed IFRS accounting policies as set out in Note 3 to the consolidated financial statements. Any related-party transactions between subsidiaries and with members of the Board of Directors and the (ultimate) parent company Interxion Holding N.V. are conducted on an arm’s-length basis on terms comparable to transactions with third parties.

27	Financial assets

	Investments in subsidiaries	Receivables from subsidiaries	2010	2009	2008
	(€’000)
As at January 1	(49,865)	346,502	296,637	222,871	102,595
Movement in receivables	—	47,236	47,236	62,345	79,070
Profit/(loss) after tax	221	—	221	9,840	37,609
(Repayment capital) / Recapitalisation	(7,349)	—	(7,349)	234	7,919
Foreign currency translation differences	4,520	—	4,520	1,347	(4,322)

As at December 31	(52,473)	393,738	341,265	296,637	222,871

28	Deferred tax assets

See also Note 8. The difference between the Group’s consolidated deferred tax assets € 39,181,000 (2009: € 39,585,000 and 2008: € 38,204,000) and those of the Company € 15,720,000 (2009: € 16,065,000 and 2008: € 17,168,000) relates to the inclusion of non-Dutch entities in the consolidated balance sheet.

29	Trade and other receivables

Prepaid expenses relate to payments to creditors for costs that relate to future periods (e.g. rent, maintenance contracts and insurance premiums) and VAT receivable. At December 31, 2010, € 159,000 was related to the VAT receivable (2009: € 55,000 and 2008: € 339,000).

30	Cash and cash equivalents

Out of the cash and cash equivalents, € 2,163,000 (2009: € 2,324,000 and 2007: 2008: € 1,619,000) was used as a collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.

31	Shareholders’ equity

	Note	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
	(€’000)
Balance as at Jan. 1, 2010		4,434	319,388	413	(189,858)	134,377
Profit for the year		—	—	—	14,682	14,682
Foreign currency translation differences		—	—	4,520	—	4,520
Exercise of options		—	6	—	—	6
Share-based payments	21	—	1,684	—	—	1,684

Balance as at December 31, 2010		4,434	321,078	4,933	(175,176)	155,269

Balance as at Jan. 1, 2009		4,364	317,806	(934)	(216,310)	104,926
Profit for the year		—	—	—	26,452	26,452
Foreign currency translation differences		—	—	1,347	—	1,347
Exercise of options		70	632	—	—	702
Share-based payments	21	—	950	—	—	950

Balance as at December 31, 2009		4,434	319,388	413	(189,858)	134,377

Balance as at Jan. 1, 2008		4,274	315,180	3,388	(253,684)	69,158
Profit for the year		—	—	—	37,374	37,374
Foreign currency translation differences		—	—	(4,322)	—	(4,322)
Exercise of options		90	966	—	—	1,056
Share-based payments	21	—	1,660	—	—	1,660

Balance as at December 31, 2008		4,364	317,806	(934)	(216,310)	104,926

Note:—

Foreign currency translation adjustment qualifies as a legal reserve.

32	Remuneration Executive Director and Non-Executive Directors of the Board

In accordance with article 383.1 of the Netherlands Civil Code, Book 2, the remuneration of the Executive Director has not been disclosed separately but is included in key management compensation as disclosed under Note 25. The total remuneration of the Non-Executive Directors of the Board amounted to € 85,000 (2009: € 85,000 and 2008: € 85,000). In addition, direct travel costs are reimbursed.

33	Financial commitments

Non-cancellable operating leases payable

The Company leases and guarantees a variety of facilities and equipment under operating leases. Future minimum commitments for non-cancellable operating leases with terms in excess of one year are as follows:

	2010	2009	2008
	(€’000)
Within 1 year	4,397	4,867	8,820
Between 1 and 5 years	18,309	17,307	17,545
After 5 years	29,227	19,198	435

	51,933	41,372	26,800

34	Obligations not appearing in the balance sheet

Declarations of joint and several liability as defined in Book 2, section 403 of the Netherlands Civil Code have been given by Interxion Holding N.V. on behalf of the following Dutch subsidiaries: Interxion Telecom B.V., Interxion Nederland B.V., Interxion Consultancy Services B.V., Interxion Trading B.V., Interxion Headquarters B.V., Interxion B.V., Centennium Detachering B.V., Interxion Trademarks B.V. and Interxion Operational B.V. The liabilities of these companies to third parties totalled € 17,617,000 at December 31, 2010 (2009: € 20,705,000 and 2008: € 19,502,000).

The Company has issued letters of comfort in respect of Interxion Belgium N.V., Interxion France S.A., Interxion Ireland Ltd, Interxion Sverige AB and Interxion Carrier Hotel Ltd.

The Company, together with Interxion B.V., Interxion Consultancy Services B.V., Interxion Headquarters B.V., Interxion Nederland B.V., Interxion Telecom B.V., Interxion Trademarks B.V. and Interxion Trading B.V. forms a fiscal group for tax purposes and they are considered to be jointly responsible for the obligations of the fiscal group.

35	Fees of the auditor

With reference to section 2:382a(1) and (2) of the Netherlands Civil Code, the following fees for the financial years 2010, 2009 and 2008 have been charged by KPMG Accountants N.V. or Other KPMG network to the Company, its subsidiaries and other consolidated entities:

	2010			2009			2008
	KPMG Accountants N.V	Other KPMG network	Total KPMG	KPMG Accountants N.V.	Other KPMG network	Total KPMG	KPMG Accountants N.V.	Other KPMG network	Total KPMG
	(€’000)
Statutory audit of annual accounts	217	224	441	235	235	470	272	233	505
Other assurance services	1,156	19	1,175	—	—	—	22	—	22
Tax advisory services	—	7	7	—	—	—	—	—	—
Other non-assurance	10	—	10	—	—	—	—	1,238	1,238

	1,383	250	1,633	235	235	470	294	1,471	1,765

Board of Directors:

/s/ D.C. Ruberg	/s/ J.C. Baker
D.C. Ruberg (Chief Executive Officer, Vice-Chairman and Executive Director)	J.C. Baker (Chairman and Non-Executive Director)

/s/ R.M. Manning	/s/ C.G. van Luijk
R.M. Manning (Non-Executive Director)	C.G. van Luijk (Non-Executive Director)

/s/ P. Ekelund	/s/ P. Schroder
P. Ekelund (Non-Executive Director)	P. Schroder (Non-Executive Director)

/s/ J.F.H.P. Mandeville	/s/ Schiphol-Rijk
J.F.H.P. Mandeville (Non-Executive Director)	Schiphol-Rijk, May 11, 2011

OTHER INFORMATION

APPROPRIATION OF RESULT

Statutory regulation governing the distribution of profit (in accordance with article 20 paragraph 4 of the Articles of Association)

Paragraph 4: If the Company determines to make a distribution to its shareholders such distribution shall be paid in the following priority:

(a)	First to the holders of 2002 Series A Preference Shares up to an amount per share equal to the Purchase Price Preference A less any amount paid on any of such shares pursuant to this Article.

(b)	To the extent any proceeds remain, to the holders of ordinary shares and the holders of 2002 Series A Preference Shares on an as-converted-basis as described in paragraph 3 pro rata to their holding of shares of the class concerned.

PROPOSED APPROPRIATION OF RESULTS FOR THE YEAR 2010

The Board of Directors proposes to add the profit for the year, amounting to € 14,682,000, to the other reserves (“accumulated deficit”). This proposed appropriation of result is subject to approval by the General Meeting of Shareholders.

INDEPENDENT AUDITOR’S REPORT

To: the General Meeting of Shareholders of Interxion Holding N.V.

Report on the financial statements

We have audited the 2010 financial statements of Interxion Holding N.V, Amsterdam, as set out on pages 7 to 56. The financial statements include the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at 31 December 2010, consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company balance sheet as at 31 December 2010, the company income statement for the year then ended, and the notes, comprising a summary of the accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the Director’s Report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. Furthermore, management is responsible for such internal control as it determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statement give a true and fair view of the financial position of Interxion Holding N.V. as at 31 December 2010 and of its results and its cash flows for the year then ended, in accordance with International Financial Reporting Standards, as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of Interxion Holding N.V. as at 31 December 2010 and of its result for the year then ended, in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 at e and f of the Netherlands Civil Code, we have no deficiencies to report as a result of our examination whether the Director’s Report, to the extent we can assess, has been prepared in accordance with part 9 of Book 2 of this Code, and if the information as required under Section 2:392 sub 1 at b – h has been annexed. Further, we report that the Director’s Report, to the extent we can assess, is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Amstelveen, May 11, 2011

KPMG ACCOUNTANTS N.V.

H.A.P.M. van Meel RA